

08028832

BB 3/10 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicholas-Applegate Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Broadway, 30th Floor
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen Martin (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicholas-Applegate Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2008 by Colleen Martin, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

KELLIE E. DAVIDSON
Commission # 1604029
Notary Public - California
Orange County
My Comm. Expires Sep 3, 2009

(Seal) Signature Kellie E. Davidson



NICHOLAS APPLEGATE SECURITIES LLC

(SEC Identification No. 8-45406)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a public document.

NICHOLAS APPLEGATE SECURITIES LLC

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
Nicholas Applegate Securities LLC:

We have audited the accompanying statement of financial condition of Nicholas Applegate Securities LLC (the Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2008

NICHOLAS APPLEGATE SECURITIES LLC

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	588,545
Distribution fees receivable		2,857
Prepaid expenses		39,000
Due from affiliate		597
Total assets	$	630,999
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	5,000
Due to affiliate		31,368
Total liabilities		36,368
Member's capital		594,631
Total liabilities and member's capital	$	630,999

See accompanying notes to the statement of financial condition.

(1) Organization

Nicholas Applegate Securities LLC (the Company), a single member limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's purpose is to serve as the distributor to the Nicholas Applegate Institutional Funds (the Trust), an affiliated mutual fund registered under the Investment Company Act of 1940. The Trust currently offers up to six classes of shares to investors: Class I through V, which are designated for institutional investors, and Class R, which is designated for retirement plans. Nicholas Applegate Capital Management (NACM), an affiliate of the Company, is a registered investment advisor and provides advisory services to the Trust.

The Company and NACM are both wholly owned subsidiaries of Nicholas Applegate Holdings LLC (Holdings), which is wholly owned by Allianz Global Investors US Equities LLC (US Equities), which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP). Allianz SE owns a majority interest in AllianzGI LP and is a global insurance company engaging in property and casualty protection, life and health insurance, banking, and asset management.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash

Cash consist primarily of cash on deposit with a financial institution. The account balance periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Distribution Fees

Pursuant to the distribution agreements with the Trust, the Company has the right to receive distribution fees of 0.25% on the average daily net assets of Class R shares of the funds. Distribution fees are recognized as the services are performed.

(c) Income Taxes

The Company, as a limited liability company, is not subject to federal and state income tax. Ultimately, all partners of Allianz GI LP are responsible for taxes, if any, on their proportionate share of the Company's taxable income.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained upon challenge by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion based on the largest benefit that is more than 50% likely to be realized.

The Company adopted FIN 48 as of January 1, 2007. Management has analyzed the Company's uncertain tax positions and identified no uncertain tax positions that required recognition and measurement under FIN 48.

(d) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash, prepaid expense, distribution fees receivable, due from/to affiliate, accounts payable, and accrued expenses approximates fair value due to their short maturity.

(e) ***Use of Estimates***

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that could affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

(3) Related-Party Transactions

NACM provides personnel, office space, and certain other support services to the Company. The officers of the Company are also employed by NACM.

NACM pays and allocates all direct operating expenses to the Company. Shared expenses for employees who work at NACM and the Company, such as payroll, profit sharing, and employee benefits, were paid by NACM and allocated to the Company based on the percentage that each shared employee was utilized by the Company. Overhead paid by NACM, such as rent, depreciation, and insurance, was allocated to the Company in the proportion that the Company's full-time employees bear to all full-time employees of the Company and NACM combined. The Company did not reimburse NACM for $569,465 of these allocated expenses, and consequently, these amounts have been treated as a capital contribution. The Company has a payable of $31,368 to affiliates at December 31, 2007 that includes $25,339 for expenses paid by AllianzGI LP and $6,029 for allocated expenses due to NACM.

The employees of the Company are enrolled in the AllianzGI LP 401(k) Savings and Retirement Plan.

The Company, at its discretion, may pay state registration fees and other expenses on behalf of the Trust and is reimbursed as funds become available.

(4) Pending Litigation

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. In the opinion of management, based on the advice of counsel, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

(Continued)

(5) Net Capital

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2007, the Company had net capital for regulatory purposes of $552,176, which was $547,176 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.07-to-1.


END